FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007


                           A/S STEAMSHIP COMPANY TORM
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                 (Translation of registrant's name into English)


                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (X)     Form 40-F (_)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ( ) No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is share statement No. 1-2007 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on 6 March 2007.


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                                                                       Exhibit 1

ANNOUNCEMENT NO. 1 - 2007                                       5 March 2007

          TORM 2006 result before tax was USD 241 mill. Proposed dividend of DKK
          11.5 (USD 2.0) per share. Expectations for 2007 profit before tax of USD 135-155 mill.

          TORM's Board of Directors and Management have re-evaluated the Company's strategy "Greater Earning Power" and have focused on an accelerated implementation of the strategy using the Company's strong balance sheet.

          The Company will consider a share buy-back programme of up to 15% of the Company's share capital in 2007. In addition, the Board will propose a share split.

Key points          o    Net profit after tax for the year was USD 235 million
                         (DKK 1,395 million). The Board of Directors considers the result very satisfactory.

                    o    EBITDA was USD 301 million (DKK 1,790 million).

                    o Cash flow before financing items was USD 115 million (DKK 683 million). Cash flow from operating activities was USD 233 million (DKK 1,383 million), while cash flow from investing activities was USD (118) million (DKK (699) million).

                    o At 31 December 2006, equity amounted to USD 1,281 million (DKK 7,251 million), corresponding to USD 37.0 per share (DKK 209.4) excluding treasury shares.

                    o The market value of the Company's fleet as at 31 December 2006 exceeded the book value by USD 1,016 million (2005: USD 768 million) equalling USD 29.3 per share (DKK 166.0) (2005: USD 22.0 (DKK 139.4))
                         excluding treasury shares.

                    o On 3 December 2006, TORM announced its own evaluation of its assets and hereby the Company's Net Asset Value excluding brand and goodwill. The evaluation was solely an internal calculation and was not confirmed by evaluations from external advisers. The calculated value was DKK 14,861 million equivalent to DKK 429 per share of DKK 10. For information about vessels chartered in and purchase options, please refer to Note 18 and 19.

                    o    Return on Invested Capital (RoIC) was 19.6% (2005:
                         33.8%), and Return on Equity (RoE) was 21.5% (2005:
                         36.9%).

                    o At the end of 2006, the Company owned 36 vessels: 31 product tankers and five dry bulk carriers. The Company took delivery of four vessels during the year and contracted eight newbuildings not yet delivered.

                    o By the end of 2006, TORM had 17 vessels on order. In addition, the Company had entered into time charters for another 34 vessels. Consequently, the Company's fleet of owned and chartered vessels will by 2011 consist of 73 vessels based on existing contracts, assuming that no vessels are disposed of, acquired and/or chartered in the meantime.

                    o TORM's Board and Management have re-evaluated the Company's strategy "Greater Earning Power". The strategy is maintained, but will in a number of areas be made more precise. For details, please refer to page 24.

                    o The profit before tax forecast for 2007 is USD 135-155 million. In 2006, profit before tax was USD 241 million including dividends (USD 26.4 million) and gains from sale of vessels (USD 54.4 million) vs. a profit before tax forecast range of USD 240-250 million.

                    o The Board of Directors recommends, subject to approval by the Annual General Meeting, that a dividend of DKK
                         11.5 (USD 2.0) per share be paid corresponding to a total dividend payment of DKK 419 million (USD 74 million) and equivalent to 30% of net profit for the year and a return of 3.1% in relation to the closing price of the Company's shares on the last business day of 2006.

Telephone           A telephone conference and webcast (www.torm.com) reviewing
conference          the Annual Report 2006 will take place today, 5 March 2007, at 17:00 Copenhagen time. To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM's website.


Contact             A/S Dampskibsselskabet TORM        Telephone +45 39 17 92 00
                    Tuborg Havnevej 18                 Klaus Kjaerulff, CEO
                    DK-2900 Hellerup - Denmark


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SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

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

USD mill.                                                                                                      Danish GAAP

                                                                  2006            2005        2004          2003*     2002*
                                                                  ----            ----        ----          -----     -----
Revenue**                                                          604             586         442           308       194
Time charter equivalent earnings (TCE)                             455             464         350           198       125
Gross profit                                                       271             315         240            98        38
EBITDA                                                             301             351         215            87        35
Operating profit                                                   242             303         179            60        14
Financial items                                                     (1)             (4)         26           100         1
Profit before tax                                                  241             299         205           160        15
Net profit for the year                                            235             299         187           160        70

BALANCE SHEET

Non-current assets                                               1,968           1,528       1,056           700       450
Total assets                                                     2,089           1,810       1,240           821       567
Equity                                                           1,281             905         715           414       229
Total liabilities                                                  808             905         524           408       337
Invested capital                                                 1,299           1,176         618           535       402
Net interest bearing debt                                          662             632         272           285       213
Cash and bonds                                                      33             157         124            80        74

CASH FLOW

From operating activities                                          233             261         228            75        33
From investing activities                                         (118)           (473)       (187)         (153)     (142)
 thereof investment in tangible fixed assels                      (262)           (636)       (187)         (170)     (121)
From financing activities                                         (239)            303          (3)           72        70
Total Net cash flow                                               (124)             91          38            (7)      (39)

KEY FINANCIAL FIGURES***

Gross margins**
TCE                                                               75.3%           79.2%       79.2%         64.5%     64.2%
Gross profit                                                      44.9%           53.8%       54.3%         31.9%     19.7%
EBITDA                                                            49.8%           59.9%       48.6%         28.2%     17.8%
Operating profit                                                  40.1%           51.7%       40.5%         19.5%      7.4%
Return on Equity (RoE)                                            21.5%           36.9%       33.1%         49.6%     35.7%
Return on Invested Capital (RoIC)****                             19.6%           33.8%       31.0%         12.8%      4.3%
Equity ratio                                                      61.3%           50.0%       57.7%         50.3%     40.4%
Exchange rate USD/DKK,end of period                               5.66            6.32        5.47          5.96      7.08
Exchange rate USD/DKK, average                                    5.95            6.00        5.99          6.59      7.89

SHARE RELATED KEY FIGURES***

Earnings per share, EPS [USD)                                      6.8             8.6         5.4           4.6       2.0
Diluted earnings per share, EPS [USD)                              6.8             8.6         5.3           4.5       2.0
Cash flow per share, CFPS (USD)                                    6.7             7.5         6.6           2.2       1.0
Proposed dividend per share (USD)*****                             2.0             3.6         2.7           1.0       0.1
Proposed dividend per share (DKK)                                 11.5            23.0        15.0           6.0       1.0
Share price in DKK,end of period (per share of DKK 10 each)      372.0           305.1       225.8          90.3      28.2
Number of shares, end of period (mill.)                           36.4            36.4        36.4          36.4      36.4
Number of shares lexcl. treasury sharesl. average (mill.)         34.7            34.8        34.8          34.6      34.6



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*      The Group Financial Highlight figures for 2004-2006 have been prepared in accordance wish IFRS as adopted by the EU. The comparative figures for 2002-2003 have according to IFRS 1 not been restated in accordance with IFRS, but are prepared in accordance with the previous GAAP based on the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D and the Danish accounting standards.

** As described in the accounting policies a new line has been added in the income statement. Consequently, the comparative figures for the net revenue and the gross margins have been restated.

*** Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysis.

**** Return on Invested Capital is defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of [Equity plus Net interest bearing debtless Non-operating assets.]

***** Proposed dividend per share has been translated using the USD/DKK exchange rate at year-end for the year in question.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)





Dated March 15, 2007                        By: /s/ Klaus Kjaerulff
                                               -------------------------
                                                   Klaus Kjaerulff
                                                   Chief Executive Officer




SK 03810 0001 754579